AVINO SILVER
& GOLD MINES LTD.

SUITE 400-455 GRANVILLE STREET	1-800-416-0466
VANCOUVER, B.C. V6C 1T1	PHONE (604) 682-3701 FAX (604) 682-3600

May 23, 2002

News Release

The Company announces that there have been no material changes in the affairs of the Company.

On Behalf of the Board: Signed:

“Louis Wolfin”

Louis Wolfin, President